Exhibit 12

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,
	2008	2007 (1)	2006 (1)	2005 (1)	2004 (1)
Earnings before income taxes and minority interest	$9,937	$8,884	$8,208	$7,636	$6,505

Add (deduct):
Equity in net loss (earnings) of less than 50% owned affiliates	64	(100)	(163)	(176)	(111)
Dividends from less than 50% owned affiliates	12	100	154	127	92
Fixed charges	618	359	446	407	254
Interest capitalized, net of amortization	(11)	(8)	(4)	(12)	(5)

Earnings available for fixed charges	$10,620	$9,235	$8,641	$7,982	$6,735

Fixed charges:
Interest incurred	$543	$280	$378	$340	$198

Portion of rent expense deemed to represent interest factor	75	79	68	67	56

Fixed charges	$618	$359	$446	$407	$254

Ratio of earnings to fixed charges	17.2	25.7	19.4	19.6	26.5

(1)	Amounts for 2007, 2006, 2005, and 2004 have been revised to reflect the movement of certain subsidiaries to a December 31 closing date. The effect of this change for the years ended December 31, 2007, 2006, 2005 and 2004 was not material to our consolidated financial position, results of operations or cash flows.